UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Aspen Technology, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

29109X106

(CUSIP Number)

Michael Tang

Senior Vice President, Secretary & Chief Legal Officer

Emerson Electric Co.

8000 West Florissant Avenue

St. Louis, MO 63136

314-553-2000

With a Copy to:

Phillip R. Mills

Marc O. Williams

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29109X106	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,307,514

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS EMR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS EMR Worldwide Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS EMR US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 29109X106	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Rutherfurd US LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,307,514
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,307,514
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Schedule 13D/A

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D (the “Original Filing”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 26, 2022, as amended by Amendment No. 1, filed on October 11, 2023 (“Amendment No. 1”) and Amendment No. 2, filed on October 13, 2023 (“Amendment No. 2 and, together with the Original Filing and Amendment No. 1, the “Schedule 13D”), and is made pursuant to Rule 13d-1(a) of the Act.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Emerson has not changed from the Original Filing filed on May 26, 2022.

Item 2.	Identity and Background. (a), (c), (f)

Item 2(a), (c), and (f) to the Schedule 13D are hereby supplemented and amended by replacing Schedules I–V of the Schedule 13D with Schedules I–V of this Amendment No. 3 to update the information of certain executive officers and directors.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the consideration payable pursuant to the transaction contemplated by the Proposal will be obtained through cash on hand, committed lines of credit and/or other available sources of financing.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 5, 2024, Emerson submitted a letter (the “Proposal Letter”) to the Issuer outlining a proposal for Emerson to acquire all of the Issuer’s outstanding shares of Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) not already owned by Emerson, in exchange for $240 per share of Common Stock payable in cash (the “Proposal”). The Proposal Letter provides that Emerson will not proceed with such a transaction unless a fully empowered special committee comprising solely independent and disinterested directors appointed by the Issuer’s Board of Directors and advised by independent legal and financial advisors recommends approval of such transaction to the Issuer’s Board of Directors. In addition, the Proposal Letter provides that the Proposal be effected by a tender offer that would be subject to a non-waivable condition that at least a majority of the Issuer common stock held by minority stockholders be tendered and not withdrawn. The Proposal is subject to the negotiation and execution of definitive agreements and the requisite approvals. If the transaction contemplated by the Proposal is consummated, the Common Stock is expected to be delisted from The Nasdaq Stock Market LLC (“Nasdaq”) and deregistered under Section 12(g) of the Act.

No assurances can be given that the transaction contemplated by Emerson or any other potential transaction involving Emerson and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. Emerson reserves the right to modify or withdraw the Proposal at any time. Emerson does not intend to make further announcements regarding the Proposal until such time as a definitive agreement is reached or if further disclosure is appropriate or necessary.

Emerson reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The above description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the Proposal Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) The first paragraph in Item 5(a) is hereby amended and restated in its entirety as follows:

Based on the most recent information available, the aggregate number and percentage of the Common Stock that are beneficially owned by such Reporting Person is set forth in boxes (11) and (13), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 63,249,719 issued and outstanding shares of Common Stock as of October 30, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 4, 2024.

Except as set forth above, there are no changes to Item 5 of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference in its entirety the description of the Proposal Letter and the other matters set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1	Proposal Letter to the Issuer, dated November 5, 2024

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2024

EMERSON ELECTRIC CO.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Secretary

EMR WORLDWIDE INC.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	President and Secretary

EMR US HOLDINGS LLC

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Authorized Signatory

RUTHERFURD US LLC

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Authorized Signatory

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

EMERSON ELECTRIC CO.

The following table sets forth certain information with respect to the directors and executive officers of Emerson Electric Co. The business address of each director and executive officer of Emerson Electric Co. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
James S. Turley (Director)	Chair of the Board, Emerson St. Louis, MO	United States
Mark A. Blinn (Director)	Director, Emerson St. Louis, MO	United States
Joshua B. Bolten (Director)	President and Chief Executive Officer, Business Roundtable Washington D.C.	United States
Calvin G. Butler, Jr. (Director)	President and Chief Executive Officer of Exelon Chicago, IL	United States
Martin S. Craighead (Director)	Director, Emerson St. Louis, MO	United States
William H. Easter III (Director)	Director, Emerson St. Louis, MO	United States
Gloria A. Flach (Director)	Director, Emerson St. Louis, MO	United States
Leticia Gonçalves (Director)	President, Global Foods for Archer Daniels Midland Company (ADM) Chicago, IL	United States
Lori M. Lee (Director)	CEO, AT&T Latin America & Global Marketing Officer, AT&T Inc. Dallas, TX	United States
James M. McKelvey (Director)	CEO, Invisibly Inc. St. Louis, MO	United States
Matthew S. Levatich (Director)	Director, Emerson St. Louis, MO	United States
Surendralal (Lal) L. Karsanbhai (Director, President and Chief Executive Officer)	President and Chief Executive Officer, Emerson St. Louis, MO	United States
Michael J. Baughman	Executive Vice President, Chief Financial Officer and Chief Accounting Officer, Emerson St. Louis, MO	United States
Ram R. Krishnan	Executive Vice President and Chief Operating Officer, Emerson St. Louis, MO	United States
Peter Zornio	Senior Vice President and Chief Technology Officer, Emerson St. Louis, MO	United States

Name	Present Principal Occupation or Employment	Citizenship
Michael Tang	Senior Vice President, Secretary and Chief Legal Officer, Emerson St. Louis, MO	United States
Vidya Ramnath	Senior Vice President and Chief Marketing Officer, Emerson St. Louis, MO	Singapore
Lisa A. Flavin	Senior Vice President, Chief Transformation and Chief Compliance Officer, Emerson St. Louis, MO	United States
Michael H. Train	Senior Vice President and Chief Sustainability Officer, Emerson St. Louis, MO	United States
Nicholas J. Piazza	Senior Vice President and Chief People Officer, Emerson St. Louis, MO	United States

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF

EMR HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of EMR Holdings, Inc. The business address of each director and executive officer of EMR Holdings, Inc. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
Christopher J. Cassulo (Director, President)	Director, State & Local Taxes, Emerson St. Louis, MO	United States
John A. Sperino (Director, Vice President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Director)	Vice President International Tax, Emerson St. Louis, MO	United States

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF

EMR WORLDWIDE INC.

The following table sets forth certain information with respect to the directors and executive officers of EMR Worldwide Inc. The business address of each director and executive officer of EMR Worldwide Inc. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
John A. Sperino (Director, President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
James H. Thomasson (Director, Treasurer)	Vice President & Treasurer, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Director, Vice President & Assistant Treasurer)	Vice President International Tax, Emerson St. Louis, MO	United States

SCHEDULE IV

MANAGERS AND EXECUTIVE OFFICERS OF

EMR US HOLDINGS LLC

The following table sets forth certain information with respect to the managers and executive officers of EMR US Holdings LLC. The business address of each manager and executive officer of EMR US Holdings LLC is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
John A. Sperino (Manager, President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
James H. Thomasson (Manager, Vice President & Treasurer)	Vice President & Treasurer, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Manager)	Vice President International Tax, Emerson St. Louis, MO	United States

SCHEDULE V

MANAGERS AND EXECUTIVE OFFICERS OF

RUTHERFURD US LLC

The following table sets forth certain information with respect to the managers and executive officers of Rutherfurd US LLC. The business address of each manager and executive officer of Rutherfurd US LLC is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship
John A. Sperino (Manager, President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
James H. Thomasson (Manager, Vice President & Treasurer)	Vice President & Treasurer, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Manager)	Vice President International Tax, Emerson St. Louis, MO	United States